UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                       INCARA PHARMACEUTICALS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    45325S-10-1
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                                 (CUSIP Number)

                                                    with a copy to:
Mitchell D. Kaye, Manager                           Steven E. Siesser, Esq.
Xmark Asset Management, LLC                         Lowenstein Sandler PC
152 West 57th Street, 21st Floor                    65 Livingston Avenue
New York, New York  10019                           Roseland, New Jersey  07068
(212) 247-8200                                      (973) 597-2500
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       45325S-10-1
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  WC
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5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    New York, United States

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    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   50,190,102*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   74.99%*
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14. Type of Reporting Person (See Instructions):  IA
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*   The reporting  person is  Xmark Asset Management,  LLC  ("XAM"),  a New York
limited liability company formerly known as Brown Simpson Asset Management, LLC, which is the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"). Goodnow is the holder of 50,190,102 shares of common stock, par value $0.001 per share (the "Common Stock"), of Incara Pharmaceuticals Corporation, a Delaware corporation (the "Company"). Pursuant to the Operating Agreement of Goodnow, management and control of Goodnow is vested exclusively in the sole manager and, as a result, XAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow. Thus, as of January 22, 2004, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 50,190,102 shares of Common Stock, or 74.99% of the shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The issuer, whose common stock, par value $0.001 per share (the "Common Stock") this statement relates to, changed its name effective December 19, 2003 from Incara, Inc. to Incara Pharmaceuticals Corporation (the "Company").


Item 2.   Identity and Background.
          -----------------------

          Brown Simpson Asset Management, LLC, the person filing this statement, changed its name effective December 4, 2003, to Xmark Asset Management, LLC ("XAM"). XAM remains the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), the registered holder of the securities reported herein.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The funds used by Goodnow in its acquisition and funding of the Debenture (defined in Item 5 below) were drawn from working capital.


Item 4.   Purpose of Transaction.
          ----------------------

          Notwithstanding the increase of its ownership in the Company reported herein and its ability through its majority ownership of the outstanding Common Stock, Goodnow continues to have no present intention to direct the day-to-day management and affairs of the Company.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information derived from the Company's Form S-1 filed on December 19, 2003, as of November 30, 2003, there were 47,340,602 shares of Common Stock issued and outstanding.

          On September 16, 2003, Goodnow and the Company entered into a Debenture and Warrant Purchase Agreement (the "Purchase Agreement") pursuant to which, among other things, Goodnow agreed to provide an aggregate of $5,000,000 of financing to the Company through the purchase of a Secured Convertible Debenture in the principal amount of $5,000,000 (the "Debenture") on the terms and subject to the conditions set forth in the Purchase Agreement, including without limitation the various conditions to Goodnow's obligation to purchase the Debenture. On January 14, 2004, Goodnow consummated its purchase of the Debenture (a copy of which is attached hereto as Exhibit 1) from the Company and made its first advance to the Company under the Debenture in the amount of $1,000,000. The Debenture accrues interest at the rate of 10% per annum, which rate is subject to increase upon the occurrence of an Event of Default (as defined in the Debenture). In order to induce Goodnow to waive certain of its conditions to closing the purchase of the Debenture under the Purchase Agreement, the Company issued to Goodnow, simultaneously with Goodnow's purchase of the Debenture, a warrant (the "Warrant") to purchase 12,500,000 shares of Common Stock at an exercise price of $0.40 per share (a copy of which is attached hereto as Exhibit 2). The principal and interest due and owing under the Debenture are convertible into shares of Common Stock at a per share conversion price of $0.10, which, if fully funded, would be 50,000,000 shares

(plus a number of shares representing accrued interest). Each of the conversion price for the Debenture and the exercise price for the Warrant are subject to certain anti-dilution adjustments in accordance with the terms of the Debenture and the Warrant, respectively.

          Subject to the Further Limitation (defined below in this Item 5), the Debenture permits Goodnow to convert the maximum principal amount thereof (i.e. $5,000,000) into shares of Common Stock at the then-existing per share conversion price at any time prior to repayment of the Debenture in accordance with its terms (but in no event after the eighteen month anniversary of the maturity date of the Debenture); provided that, prior to any such conversion, Goodnow advances the principal amount of the Debenture not previously advanced to the Company. Thus, each of the Debenture and Warrant is presently convertible and exercisable.

          The maturity date of the Debenture on which all sums outstanding thereunder are due and payable in full is December 24, 2004. If the Debenture is repaid in full on its maturity date, then it may not be converted thereafter into Common Stock. If the Company does not repay the Debenture in full on December 24, 2004, Goodnow may, so long as the Debenture is outstanding, convert the then outstanding principal and interest due under the Debenture (and, if the maximum principal amount of the Debenture has not been advanced by Goodnow, at Goodnow's option, the principal balance of the Debenture which has not been advanced by Goodnow) into shares of Common Stock up until the eighteen month anniversary of the maturity date. The Debenture may not be prepaid without Goodnow's prior written consent

          The expiration date of the Warrant is 5:00 P.M., Eastern Time, on January 9, 2006, unless the Company shall have consummated and received the cash proceeds from a Qualified Financing (as defined in the Warrant) on or prior to April 30, 2004, in which case the expiration date of the Warrant shall be the date of consummation of the Qualified Financing.

          Each of the Debenture and the Warrant provides that in no event shall the Debenture or the Warrant be convertible or exercisable, as the case may be, to the extent that the issuance of shares of Common Stock upon conversion or exercise thereof, after taking into account the shares of Common Stock then owned by Goodnow and its affiliates (which, as of the date hereof, is 30,601,644 shares of Common Stock), would result in the beneficial ownership by Goodnow and its affiliates of more than 9.99% of the outstanding Common Stock (the "Issuance Limitation"). Goodnow has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to the Company. On January 21, 2004, pursuant to a letter (a copy of which is attached hereto as Exhibit 3), Goodnow waived the conversion limitation specified in Section 6(c)(i) of the Debenture and the exercise limitation specified in Section 1(d)(i) of the Warrant.

          Each of the Debenture and the Warrant contains a second further limitation on their respective conversion and exercise, which provides that in no event shall either the Debenture or the Warrants be converted or exercised, as the case may be, to the extent that the issuance of shares of Common Stock upon conversion or exercise thereof, after taking into account the shares of Common Stock then owned by Goodnow and its affiliates, would result in the beneficial ownership by Goodnow and its affiliates of more than 74.99% of the outstanding Common Stock (the "Further Limitation"). The Further Limitation presently remains in effect. Accordingly, the Debenture and the Warrant may be converted and exercised, as the case may be, for an aggregate of 19,588,458 shares due to the limitation imposed by the Further Limitation.

          XAM possesses sole power to vote and direct the disposition of all securities of the Company owned by Goodnow. In addition to the Debenture and the Warrant, Goodnow owns 30,601,644 shares of Common Stock. Thus, as of January 22, 2004, for the purposes of Reg. Section 240.13d-3, XAM, the sole manager of Goodnow, may be deemed to beneficially own 50,190,102 shares of Common Stock, or 74.99% of the Common Stock deemed issued and outstanding as of that date. XAM's interest in the securities reported herein is limited to its pecuniary interest in Goodnow, if any.

          Since the most recent filing of Schedule 13D, XAM did not engage in any transactions in Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof, other than as specified above.

          The description of the transactions and agreements contained herein is qualified in its entirety by this reference to the agreements attached as Exhibits in Item 7 below, which agreements are incorporated herein by this reference thereto.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Secured Convertible Debenture, dated as of January 14, 2004, made by Incara Pharmaceuticals Corporation payable to the order of Goodnow Capital, L.L.C., in the principal amount of $5,000,000 filed as Exhibit 10.102 to the Form 8-K filed by Incara Pharmaceuticals Corporation on January 15, 2004.

          2. Warrant to purchase 12,500,000 shares of Common Stock, par value $0.001 per share, issued by Incara Pharmaceuticals Corporation to Goodnow Capital, L.L.C. filed as Exhibit 4.9 to the Form 8-K filed by Incara Pharmaceuticals Corporation on January 15, 2004.

          3. Letter dated January 21, 2004 from Goodnow Capital, L.L.C., to Incara Pharmaceuticals Corporation, waiving the conversion limitation specified in Section 6(c)(i) of the Debenture and the exercise limitation specified in
Section 1(d)(i) of the Warrant.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 26, 2004

                                            XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                    EXHIBIT 3
                                    ---------


January 21, 2004



VIA FACSIMILE (919) 544-1245
----------------------------


Incara Pharmaceuticals Corporation
P.O. Box 14287
79 T.W. Alexander Drive
4401 Research Commons, Suite 200
Research Triangle Park, NC 27709
Attn: Clayton I. Duncan


Re: Holder's Notice of Waiver Under Secured Convertible Debenture and Holder's Notice of Waiver Under Warrant


Reference is made to: (i) the Secured Convertible Debenture (the "Debenture") in the principal amount of $5,000,000, dated as of January 9, 2004, issued by Incara Pharmaceuticals Corporation (the "Company") in favor of Goodnow Capital, L.L.C. ("Goodnow"); and (ii) the warrant (the "Warrant") to purchase 12,500,000 shares of the Company's common stock, $.001 par value per share (the "Common Stock"), dated as of January 9, 2004, issued by the Company to Goodnow. Goodnow is the holder (the "Holder") of each of the Debenture and the Warrant.

This letter shall serve as the undersigned Holder's waiver of each of the following: (x) the conversion limitation specified in Section 6(c)(i) of the Debenture; and (y) the exercise limitation specified in Section 1(d)(i) of the Warrant. Accordingly, on and after the 61st day after the date of this notice, Goodnow shall be entitled to do the following: (a) to convert all or any portion of the principal and accrued interest on the Debenture into shares of Common Stock at the applicable Conversion Price (as defined in the Debenture); and (b) to exercise the Warrant at the applicable Warrant Price (as defined in the Warrant), in each case subject to the terms and conditions of the Debenture and the Warrant, as the case may be, including without limitation, Section 6(c)(ii) of the Debenture and Section 1(d)(ii) of the Warrant. This waiver is given in accordance with Sections 6(c)(i) and 11 of the Debenture and Sections 1(d)(i) and 9 of the Warrant.

Please acknowledge your confirmation of this waiver by countersigning and returning an original of this letter to the undersigned.



                          [The signature page follows.]

GOODNOW CAPITAL, L.L.C.

By:      Xmark Asset Management, LLC,
         Manager

         By:  /s/ Mitchell D. Kaye
            --------------------------
         Name:    Mitchell D. Kaye
         Title:   Chief Investment Officer and Managing Member

cc:      Alexander M. Donaldson, Esq.
         Steven E. Siesser, Esq.


Confirmed as of
January 22, 2004 by:

INCARA PHARMACEUTICALS CORPORATION


By:      /s/ Richard W. Reichow
        -----------------------
Name:    Richard W. Reichow
Title:   Executive V.P. & CFO